Exhibit 99.1

EXECUTIVE SUMMARY OF DANIEL MENDES

DRS Inc. – President: Mr. Mendes oversees the physical operation and marketing of DRS Inc. as well as the daily business operation of DRS Inc.  Mr. Mendes graduated from Santa Clara University, Santa Clara, California in 1981 with a BSC in Finance.  Mr. Mendes brings a wealth of experience in finance and management to the company after having held the following positions with the companies set forth below:

Redhawk Construction Inc. – President and Owner: Manages all phases of operation including financials and growth development.  Mr. Mendes brought this company from approximately $250,000 in annual revenue to over $1,000,000 in 4 years and over 2,000,000 in 8 years.

Pacific Western Lines– Assistant Terminal Manager: Anchorage, Alaska, 1982-1984; Managed employees in 5 different unions for a company that had a tug and barge, bulk cement, rail, and trucking operations.

Seaway Express– Alaska Operations Manager: Anchorage and Seward, Alaska, 1984-1986; Managed all phases of a tug and barge and roll-on railcar transportation company.

Roadway Express – Dock Supervisor: Seattle, Washington, 1987-1996, dispatcher, dispatch manager.

EXECUTIVE SUMMARY OF GEORGE GUIMONT

DRS Inc. – Secretary/Treasurer: Mr. Guimont has been with DRS Inc. since its inception and brings a strong financial background to the company.

Living Home Construction – Owner and President: Mr. Guimont started this company more than 30 years ago. They do drywall installation, taping and mudding. They specialize in custom homes and T & I for commercial space.

Union Contractor – Apprentice Program: Mr. Guimont completed the two-year union apprentice program and then worked as a journeyman drywaller until he started his own company.

Education: Mr. Guimont has a two-year degree in Finance and Banking from Pima College in Arizona.

Service to our Country: Mr. Guimont spent four years in the Air Force and was part of a missile launch control team for our Titan II missile system.